Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-81798, 333-127234, 333-104629 and 333-168501) pertaining to the Stock Option Plan and Employee Savings and Investment Plans of Federal Signal Corporation and to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-165558 and 333-76372) of Federal Signal Corporation and in the related Prospectuses of our reports dated March 14, 2012, with respect to the consolidated financial statements and schedule of Federal Signal Corporation and the effectiveness of internal control over financial reporting of Federal Signal Corporation included in this Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Chicago, Illinois

March 14, 2012